Item 77H (Change in control of registrant) - Attachment

Series 34 - Eaton Vance Parametric Structured
International Equity Fund

As of January 31, 2013, donor advised and pooled income funds (established and maintained by a public charity) managed by EVM and an EVM retirement plan no longer owned
25% or more of the Fund's voting securities.



Series 38 - Parametric Global Small-Cap Fund

As of January 31, 2013, an affiliate of EVM owned as a result of various share purchases 100% of the Fund's outstanding shares.